Actelis Networks, Inc.
47800 Westinghouse Drive
Fremont, CA 94539

May 11, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Actelis Networks, Inc. Registration Statement on Form S-1 File No. 333-264321

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Actelis Networks, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-264321) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on May 12, 2022 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Eyal Peled at (212) 547-5477. The Company hereby authorizes Mr. Peled to orally modify or withdraw this request for acceleration.

Very truly yours,

Actelis Networks, Inc.

By:	/s/ Tuvia Barlev
Name:	Tuvia Barlev
Title:	Chief Executive Officer and Secretary